Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

October 4, 2022

Re:	Meta Platforms, Inc. Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 3, 2022 Form 10-Q for the Quarterly Period Ended June 30, 2022 Filed July 28, 2022 File No. 001-35551

Ms. Lauren Pierce, Staff Attorney

Mr. Joshua Shainess, Legal Branch Chief

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549

Dear Ms. Pierce and Mr. Shainess:

On behalf of our client, Meta Platforms, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to your correspondence dated September 29, 2022 concerning the Company’s Form 10-K for the Fiscal Year Ended December 31, 2022 and Form 10-Q for the Quarterly Period Ended June 30, 2022. In that letter, you requested that the Company respond to the comments contained in the letter within ten business days or advise the Staff when the Company will respond. The Company respectfully requests a 14 calendar day extension of the original due date requested by the Staff in order to allow it to prepare a response to the Staff’s comments. We anticipate that the Company’s response will be submitted to your office no later than October 28, 2022.

Very truly yours,

/s/ Michael Kaplan
Michael Kaplan

cc:	Katherine R. Kelly, Vice President, Deputy General Counsel and Secretary Meta Platforms, Inc.

VIA EDGAR CORRESPONDENCE